12g3 – 2(b)

OJSC "VolgaTelecom"
603000 Russia, Nizhniy Novgorod,
M. Gorky square, Post House,
phone (8312) 33-20-47, fax (8312) 30-67-68
№ 25-8/119

Date: 17.01.2003г.

03 APR -7 AM 7:21

Security and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, NW
Washington, DC 20549


03050975

Комиссия по ценным бумагам и биржевой деятельности
Офис международных корпоративных финансов
Остановка 3-2
450 Пятая улица, Сев.-Зап.
Вашингтон, округ Колумбия 20549

SUPPL

Re: Joint-stock company " VolgaTelecom ", Exemption № 82-4642

Dear sirs,

In connection with exemption of Joint-Stock Company "VolgaTelecom", according to rule 12g3-2 (b), from requirements of the Act on securities and stock exchanges of 1934 concerning registration and financial statements and according to the further requirements of rule 12g3-2 (b), find attached the following documents:

1. Notice to the ADR holder about the extraordinary general meeting of stockholders;
2. Notice to the stockholder;
3. materials (ballot) for voting also we ask you to distribute them among ADR owners;
4. proposed draft resolution on the agenda issue:
5. explanatory note:
6. draft contract of sale and purchase of shares of CJSC "NCC";
7. CJSC "NCC". Cost valuation of 50 % of shares.

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

J. P. Morgan Bank is a depositary bank for the above-named company in compliance with form F-6, registration number 333-86930 of ADR program for common shares.

If you have any questions, you can call me directly: phone 7-8312-33-47-93 or contact Sascha Wrottsley, менеджеру программы АДР АО «ВолгаТелеком» в Банке Дж. П. Морган по тел. the manager of the ADR program for Joint-Stock Company "VolgaTelecom" in J. P. Morgan Bank, phone: +44 207 325 4034 (London)..

Best regards,

Deputy General Director

Grigorieva L.I.



dw 5/30

1283-2(b)



Joint-Stock Company
VOLGATELECOM

603000 Russia, Nizhniy Novgorod,
M. Gorky square, Post House,
phone (8312) 33-20-47, fax (8312) 30-67-68, e-mail:
tn@sinn.ru, www.volga-telecom.ru

17.01.2003г. № 25-8/20
Ref.№ ______ of ______

JPMorgan Bank
Fax: +44 207 325 8094
Phone +44 207 325 4034 London (Sascha Wrottesley)

Notice to the ADR holder in form of shares of OJSC "VolgaTelecom"

The Board of Directors decided to hold an Extraordinary General Meeting of Stockholders on February 12, 2003 in form of an absentee balloting. The list of the stockholders having the right to take part in the Extraordinary General Meeting of Stockholders, is made as of 18:00 h (local time) on December 26, 2002.

AGENDA:

1. Approval of the transaction of purchase and sale of 50 000 (fifty thousand) common shares of CJSC «NCC» between the Company and «Russian Telecommunications Development Holding Corporation Company», as an interested party.

Best regards,
Deputy General Director
Grigorieva L.I.



1283-2(b)



Открытое акционерное общество
ВОЛГАТЕЛЕКОМ
Open Joint-Stock Company VolgaTelecom

603000 Russia, Nizhniy Novgorod, M.Gorky square, Post House

NOTICE

Dear stockholder:

Open joint-stock company " VolgaTelecom " notifies you about the extraordinary general meeting of stockholders held in the form of absentee voting. The closing date of ballot submission is February 12, 2003.

Agenda of the general meeting of stockholders:

1. Approval of the transaction of purchase and sale of 50 000 (fifty thousand) common shares of CJSC «NCC» between the Company and «Russian Telecommunications Development Holding Corporation Company», as an interested party.

The list of persons having the right to participate in the extraordinary general meeting of stockholders is made on the basis of the stock register data as of 18:00h (local time), December 26, 2002

The owners of common shares of the Company not interested in the transaction have the right to vote on this issue of the agenda of the extraordinary general meeting of stockholders.

The persons entitled to participate in the extraordinary general meeting of stockholders can see all the materials pertaining to the extraordinary general meeting of stockholders Agenda at the following address:

Nizhniy Novgorod, M. Gorky sq., Post House,
Kirov, Drelevsky str.,43/1,
Yoshkar Ola, Sovetskaya str., 138,
Saransk, Bolshevistskaya str.,13,
Orenburg, Volodarsky str., 11,
Penza, Kuprin street, 1/3,
Samara, Krasnoarmeyskaya str, 17,
Saratov, Kiselyov str, 40,
Ulyanovsk, L.Tolstoy str., 60,
Izhevsk, Pushkinskaya str., 278,
Cheboksary, pr. Lenin, 2,

from January 22, till February 12, 2003, and also at the web-site of the Company: www.sviazinform.nnov.ru

The stockholder (The stockholder's proxy) is entitled to submit the filled ballot at the following address: 107078, Moscow, Kalancheskaya street, № 15-a, p.o.b. 45.

The representatives of the persons participating in the meeting by submission of the filled ballots have to enclose the power of attorney properly made.

The ballots received till February 12, 2003 are taken into account in the process of definition of the quorum and summarizing results of voting. The ballot is considered valid if only one voting option is left. Besides, the ballot should be signed by the stockholder (the representative of the stockholder).

Contact Phone: 7-8312-30-02-72

Board of Directors of OJSC " VolgaTelecom "

1283-2(b)


Открытое акционерное обществ
ВОЛГАТЕЛЕКОМ
ВОЛГАТЕЛЕКОМ

Open Joint-Stock Company
VolgaTelecom

Extraordinary general meeting of stockholders in form of an absentee balloting
Closing date of ballot sumission: February 12, 2003
Location where the meeting is held : 107078, Moscow, Kalanchevskaya str., № 15-a, POB 45
Место нахождения Общества The Company's location: 603000, Nizhniy Novgorod, M.Gorky square, Post House

______________________________ (First, middle, last name (long title) of the stockholder)

__________ (votes)

BALLOT № 1
for voting on the first item of the agenda:

Approval of the transaction of purchase and sale of 50 000 (fifty thousand) common shares of CJSC «NCC» between the Company and «Russian Telecommunications Development Holding Corporation Company», as an interested party

DECISION: **to approve a purchase and sale transaction for 50 000 (fifty thousand) common nominee paperless shares of CJSC «NCC», amounting to 50% of charter capital of CJSC «NCC», at the price of 20.000.000 (twenty million) US dollars according to sale and purchase treaty provisions of the Company and the company «Russian Telecommunications Development Holding Corporation.**

FOR	AGAINST	ABSTENTION

Leave only one of possible variants of voting. Unnecessary variants of voting should be crossed out.
The ballots filled with infringement of the above-stated requirement, are considered void.

The ballot should be signed by the stockholder (the representative of the stockholder).

Signature ______________________________

The given ballot may be used to vote by submitting the filled ballot to the following address: 107078, Moscow, Kalanchevskaya street, № 15, p.o.b. 45.

At definition of quorum and summarizing of voting, the ballots received till February 12, 2003 are taken into account.

If the ballot submitted to the mentioned address is subscribed by a representative of the stockholder - the documents confirming proxy powers of the representative of the stockholder should be enclosed with the ballot (the original or the copy of the power of attorney certified by a public notary) and signatures of the representative containing a sample of his signature.

1283-2(b)

SUGGESTED DRAFT RESOLUTION
ON THE ISSUE OF THE AGENDA OF THE
EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS OF
OPEN JOINT-STOCK COMPANY
"VOLGATELECOM",

Held on February 12, 2003 at the following address: 107078, Moscow, Kalanchevskaya street, № 15, p.o.b. 45, in the form of an absentee balloting of stockholders (their plenipotentiaries) for discussion of an issue of the agenda and decision on it.

1. About approval of the transaction of sale and purchase of 50000 (fifty thousand) common shares of Joint-Stock Company "NCC" between the Company and the company «Russian Telecommunications Development Holding Corporation» as interested parties.

DRAFT RESOLUTION:

To approve the transaction of sale and purchase of 50000 (fifty thousand) ordinary nominal paperless shares of Joint-Stock Company "NCC" making 50 % of the charter capital of Joint-Stock Company "NCC", at the price of 20.000.000 (twenty million) US dollars according to provisions of the sale and purchase agreement between the Company and the company «Russian Telecommunications Development Holding Corporation».

Board of Directors of OJSC "VolgaTelecom"

1283-2(b)



Открытое акционерное общество
ВОЛГАТЕЛЕКОМ

OpenJoint-Stock Company "VolgaTelecom"

EXPLANATORY NOTE

To the issue of the agenda of the extraordinary general meeting of stockholders in the form of an absentee balloting: «Approval of the transaction of sale and purchase of 50000 (fifty thousand) common shares of Joint-Stock Company "NCC" between the Company and the company «Russian Telecommunications Development Holding Corporation» as parties interested which will take place on February 12, 2003.

Introduction

Company RTDC has proposed sale of the of 50 % of a share holding in Joint-Stock Company « Nizhniy Novgorod Cellular communication » at the price of 20 million US dollars.

General information

Joint-Stock Company « Nizhniy Novgorod cellular communication » (hereinafter referred to as "NCC", "Company") have been formed in 1995 for the purpose of providing services of mobile cellular communication in Nizhniy Novgorod and the Nizhniy Novgorod Region.

The major stockholders of the Company are OJSC "VolgaTelecom" and RTDC, each of them owns 50% of shares. The NCC has licenses for provision of services of cellular radio telephone communication of GSM 900/1800 standard in Nizhniy Novgorod and the Nizhniy Novgorod Region. By the end of 2002 the NCC marketing department predicts an increase in the number of subscribers up to 140 thousand. The income of NCC by results of 2002 will presumably make 25,5 million US dollars, thus, the net profit will be about 7,5 million US dollars.

Benefits from acquisition

According to forecasts of analysts, a drastic growth will continue in cellular communication sector in the nearest years, first of all, in the regions. The Nizhniy Novgorod Region is one of the leading Regions of Russia in the aspect of the level of economic development and potential of the further growth. Thus, NCC is the leader of the market of cellular communication in the region which shows big rates of growth and steady financial results.

Acquisition of additional 50% of the Company will give OJSC "VolgaTelecom" the following advantages:

- full strategic and operational control of the Company
- 100 % consolidation of highly profitable assets
- Increase of value of the stockholders' equity of OJSC "VolgaTelecom" as a result of the transaction

Market price of acquired share package (50 %)

With a view of evaluation of the offer made by RTDC Company and definition of the market price of a 50 % share package of Joint-Stock Company «Nizhniy Novgorod Cellular Communication», OJSC "VolgaTelecom" has employed the company « » as financial adviser.

According to the report of the company «LV Finans» about the evaluation of 50 % of shares of Joint-Stock Company «Nizhniy Novgorod Cellular Communication» (the presentation is applied), the fair market price of the offered shares is about 25 - 29 million US dollars.

According to the offer of sale of 50 % of shares of the NCC made by the RTDC company to OJSC "VolgaTelecom", the specified share package is offered for acquisition at the price of 20 million US dollars.

TAKING INTO CONSIDERATION THE ABOVE-STATED, THE MANAGEMENT OF OJSC "VOLGATELECOM" CONSIDERS EXPEDIENT THE FULFILMENT OF THE TRANSACTION OF ACQUISITION OF 50 % OF SHARES OF JOINT-STOCK COMPANY «NIZHNIY NOVGOROD CELLULAR COMMUNICATION» T A PRICE OF 20 MILLION US DOLLARS.

The Board of Directors of OJSC "VolgaTelecom" recommends to the general meeting of stockholders: «To approve the transaction of sale and purchase of 50000 (fifty thousand) ordinary nominal paperless shares of CJSC "NCC" making 50 % of the charter capital of CJSC"NCC" at the price of 20.000.000 (twenty million) US dollars according to provisions of the

Draft

CONTRACT OF SALE AND PURCHASE OF SHARES

OF CLOSED JOINT-STOCK COMPANY «NIZHNIY NOVGOROD CELLULAR COMMUNICATION»

between

«RUSSIAN TELECOMMUNICATION DEVELOPMENT HOLDING CORPORATION»
(as VENDOR)

and

OPEN JOINT-STOCK COMPANY
«The VolgaTelecom»
(as BUYER)

CONTENTS

Article page

THE PRESENT CONTRACT is signed

BY:

(1) **«Russian Telecommunications Development Holding Corporation»**, the company registered in the United States of America, located at the following address: CSC, 2711 Centerville Road, Suite 400, Wilmington, DE 19808 USA **("RTDHC")**, on its behalf by mister Husainov T.M., Chairman of the Board of Directors acting on the basis of the Charter, as one party, and

OPEN JOINT-STOCK COMPANY " VolgaTelecom ", the company registered in the Russian Federation, located at the following address: Russian Federation, 603000, Nizhniy Novgorod, Gorky square, Post House, **("Buyer")**, on its behalf by mister Lyulin V.F., General Director acting on the basis of the Charter, as the other party,

(jointly referred to as **«Parties»**, and separately as **«Party»**).

AS:

(A) RTDHC owns 50,000 (fifty thousand) completely paid ordinary nominal paperless shares of the closed joint-stock company «Nizhniy Novgorod Cellular Communication» (state registration number of the issue is 32-1-1535 of June 16, 1997, registered by Finance Department of the Administration of Nizhniy Novgorod Region) **("Shares")** that makes 50 (fifty) percent of the total number of placed ordinary nominal paperless shares of the closed joint-stock company «Nizhniy Novgorod Cellular Communication», the Russian company, the basic operation of which is production and provision of services of cellular communication of GSM-900 standard in the Nizhniy Novgorod Region (**"NCC"** or **"Company"**);

(B) Other stockholder of the Company is OJSC "VolgaTelecom", owning 50,000 (fifty thousand) completely paid ordinary nominal paperless shares of the Company that makes 50 (fifty) percent of ordinary voting shares of the Company;

(C) RTDHC agreed to sell, and the Buyer agreed to acquire Shares according to conditions of the present Contract(**«Contract»**);

PARTIES AGREE about the following:

1. **DEFINITIONS AND INTERPRETATION**

1.1 In the present Contract:

«Affiliated person» means any corporate entity (legal person) which directly or indirectly supervises the corresponding corporate entity (legal person), is under the control of this corporate entity (legal person), or there is a general control over it and the corresponding corporate entity, and also any third party which can be considered as a related party according to the legislation of the Russian Federation and State of Delaware, USA;

"Working day" means any day of week, except for Saturday, Sunday and the state holidays of the Russian Federation and-or the United States of America;

«Confidential Information» means any information not well-known used or otherwise concerning business relations, clients, financial or other aspects of activity of the Company, the Buyer and RTDHC, and also any commercial, economic, financial, legal, tax, accounting, technical, technological and other information which the Parties can receive from each other during the conclusion and realization of the present Contract;

"Price" means a cumulative purchase price of Shares;

«Rights of the third parties» means the pledge, option, the right or a share of the third party, other encumbrance or rights for security of any sort, or other sort of agreement on priority rights (including, without restriction, the priority right of acquisition which stockholders of the closed joint-stock company possess at the moment of sale of its shares by other shareholders (which is not applied when Shares are sold according to the present Contract), any arrangement on transfer of the property rights or on the lien), causing similar consequences and other rights of the third parties stipulated by the legislation of the country of the Seller and the country of the Buyer;

1.2 In the present Contract any reference:

1.2.1 to any person includes any reference to any person, including each organization, company, association or partnership; and

1.2.2 to any person also includes each reference to lawful representatives and legal successors of this person.

1.3 Appendices are an integral part of the present Contract. In the present Contract, the links to any article or appendices are links to a corresponding article of the present Contract or its appendices.

1.4 The headings in the present Contract do not influence its interpretation.

1.5 Any reference in the present Contract to **"US Dollars"** means a reference to a lawful payment means of the United States of America.

2. SALE AND PURCHASE OF SHARES

2.1 RTDHC as the holder in due course undertakes to transfer into possession, and the Buyer undertakes to accept and pay Shares which are free from any Rights of the third parties, under the Price specified in article 4.1 of the present Contract.

3. TRANSFER OF THE PROPERTY RIGHT

3.1 The property right for the Shares is conveyed to the Buyer from the moment when the record is entered into the Stock register (Stockholders ledger) of the Company where the Buyer will be specified as the owner (proprietor) of the Shares.

3.2 RTDHC is obliged to submit the Transfer order to the holder of the Stock register (Stockholders ledger) of the Company in order to secure the re-registration of the Shares under the Buyer's name in the Stock register (Stockholders ledger) of the Company within 5 (five) Working days from the effectiveness date of obligations of the Parties concerning sale and purchase of Shares according to article 12.1. of the present Contract.

3.3 RTDHC is considered to have completed the obligations on transfer of Shares to the Buyer from the moment of entering the acceptance records in the personal account of the Buyer in the Stock register (Stockholders ledger) of the Company confirming the acquisition of Shares by the Buyer according to the present Contract.

4. **PAYMENT OF SHARES**

4.1 In consideration of transfer of Shares, the Buyer is obligated to pay RTDHC 20000000 (twenty million) US dollars for all Shares (further – the Share Price).

4.2 The buyer is obliged to pay completely the Price in the following order:

4.2.1 fifty percent of the Price in the size equivalent to 10000000 (ten million) US dollars, should be transferred to the bank account of the Seller within 5 (five) calendar days from the moment of effectiveness of the last term stipulated by section 12 of the present Contract;

4.2.2 fifty percent of the Price in the size equivalent to 10000000 (ten million) US dollars, should be transferred to the bank account of the Seller within 5 (five) calendar days from the moment of making an entry in the stock register (stockholders ledger) of Joint-Stock Company «Nizhniy Novgorod Cellular Communication» in order to record the transition of the property right for Shares to the Buyer.

4.3 In order to define of the price in Russian Rubles terms, the official exchange rate of Russian Rubles to US dollars is applied by the Parties according to articles 4.2.1-4.2.2 of the present Contract, established by the Central Bank of the Russian Federation and effective for the moment of write-off of monetary assets (money resources) as a payment of each part of the price in the settlement account of the Buyer.

4.4 Obligations of the Buyer on payment of the Price for the benefit of RTDHC are completed from the moment when 100 % of the Share Price are received on the correspondent account of bank in which the corresponding account of RTDHC is opened.

4.5 In case of a late payment of the Share Price which is specified in articles 4.2.1 – 4.2.2 of the present Contract, the Seller has the right to claim from the Buyer the payment of an interest fine at a rate of 0,1 % of the relevant part of the Share Price, for each calendar day of delay. It is the right of the Seller and cannot be considered as a duty of the Seller to present the corresponding requirement to the Buyer.

5. **ASSURANCES AND GUARANTEES**

5.1 RTDHC gives the Buyer the following assurances and guarantees:

5.1.1 RTDHC is a company properly registered, created and lawfully existing according to the legislation of State of Delaware, USA;

5.1.2 signing the present Contract by RTDHC does not contradict any regulations of instruments of incorporation of RTDHC, or the legislation of State of Delaware, USA, or any contract of which RTDHC is a party or which has a binding force for RTDHC;

5.1.3 the person signing the present Contract on behalf of RTDHC, is a properly authorized representative of RTDHC, competent to sign the present Contract on behalf of RTDHC;

5.1.4 execution of the present Contract by RTDHC does not contradict any regulations of instruments of incorporation of RTDHC, or the legislation of the State of Delaware, USA, or any contract of which RTDHC is a party or which has a binding force for RTDHC;

5.1.5 obligations of RTDHC under the present Contract are lawful, valid and binding obligations which can be enforced according to its conditions;

5.1.6 Shares are issued, registered, placed in a legitimate way and completely paid;

5.1.7 RTDHC confirms, that it transfers the Shares with all fixed rights and duties to the Buyer according to the Charter of the Company, according to the Russian legislation;

5.1.8 there are no agreements in force or arrangements which give any other person, besides the Buyer, the right to conclude the contract of purchase of Shares with RTDHC;

and

5.2 The buyer gives the following assurances and guarantees to RTDHC:

5.2.1 The buyer is a company properly registered, created and lawfully existing according to the legislation of the Russian Federation;

5.2.2 The buyer is entitled to sign the present Contract and to acquire the Shares, and also to fulfill the obligations of the present Contract, and fulfilled all corporate and other actions necessary for signing and execution of the Contract;

5.2.3 signing and execution of the present Contract by the Buyer does not contradict any regulations of instruments of incorporation of the Buyer, or the Russian legislation or any contract of which the Buyer is the party or which has a binding force for the Buyer;

5.2.4 the person signing the present Contract on behalf of the Buyer, is a properly authorized representative of the Buyer, entitled to sign the present Contract on

5.2.5 applications are received and are valid if they are required according to the Russian legislation in order to receive all sanctions of state and other bodies which should be received or presented in connection with the present Contract and purchase of Shares (including, in particular, a permit of the Ministry of Antimonopoly Policy, the application for which should be submitted by the date of conclusion of the present Contract), and also, if all terms and conditions of such permissions are observed;

5.2.6 obligations of the Buyer concerning the present Contract are legitimate, valid and binding obligations a compulsory execution of which can be enforced according to their terms and conditions; and

5.2.7 The buyer acts as an independent contractor, but not a financial adviser or an authorized representative of RTDHC.

5.3 The buyer and RTDHC hereby confirm, that their corresponding assurances and guarantees stated in the present Article 5, are true, exact and not misleading by the date of signing of the present Contract; such assurances and guarantees are considered repeated in full extent also for the date of transfer of the property right for Shares from RTDHC to the Buyer according to Article 3 of the present Contract.

6. CASES OF DEFAULT ON OBLIGATIONS

6.1 If:

6.1.1 The buyer does not pay a sum due according to the present Contract; or

6.1.2 an assurance, guarantee or a statement made by the Buyer in the present Contract or in a notice or other document, a certificate or a report submitted according to the present Contract or in connection with it, is or results incorrect or misleading by the moment of their fulfillment; or

6.1.3 The buyer is not capable to make the payments stipulated by the present Contract in due time and terms of payment, or the Buyer, a Russian agency or a third party takes some measures with the purpose of liquidation of the Buyer, or assigns an administrator of the bankrupt's estate, an external manager or a similar official representing the Buyer,

in any of such cases, RTDHC has the right, having notified the Buyer in writing, to terminate the present Contract unilaterally according to Article 7 of the present Contract.

6.2 If:

6.2.1 an assurance, guarantee or statement made by RTDHC in the present Contract or in a notice or other document, certificate or report submitted by it according to the present Contract or in connection with it, is or results incorrect or misleading by the moment of their fulfillment; or

6.2.2 a state, municipal or judicial body interferes with the execution of obligations

to the legislation of the Russian Federation and-or the State of Delaware, USA; or

6.2.3 RTDHC made essential infringement of other provisions of the present Contract,

in any of such cases, the Buyer has the right having notified RTDHC in written form, under the individual discretion either to continue payment of the Price according to Article 4 of the present Contract, or to terminate the present Contract unilaterally according to Article 7 of the present Contract.

7. THE TERMINATION OF THE CONTRACT AND GUARANTEE OF THE INDEMNIFICATION

7.1 In case of cancellation of the present Contract by any of the Parties according to clause 6.1 or clause 6.2, the other Party is obliged to compensate to the Party terminating the present Contract all confirmed expenditures suffered in connection with carrying out negotiations, preparation, signing or the termination of the present Contract.

7.2 After the cancellation stipulated in clause 6.1 and clause 6.2, the present Contract is null and void, except for regulations provided by clauses 7.1, 7.3, 7.4, 7.5, 8, 9, 16 and 17.

7.3 After cancellation of the present Contract by any of the Parties, each Party is obliged to reimburse to the other Party everything received by it from the other Party. In order to prevent different interpretations, after the termination(discontinuance) of the Contract by any Party, the Buyer is obliged to reimburse the Shares to RTDHC for counter satisfaction from RTDHC in size of the sums paid by the Buyer on account of the Price, in addition to the guarantees of compensation of damage resulted hereafter.

7.4 An arrangement is concluded between the Buyer and RTDHC that the Buyer is obliged to compensate RTDHC, its affiliates and, accordingly, each official, worker and director for the losses incurred, in full extent, including those connected with any requirements, taxes, losses, responsibility, damage proved by documents confirming expenses and costs, including payment of fees and expenses of the lawyers, suffered as a result of infringement by the Buyer of clause 5.2, or any infringement of the present Contract or cancellation of the present Contract according to clause 6.1.

7.5 An arrangement is concluded between RTDHC and the Buyer that RTDHC is obliged to compensate the Buyer, its affiliates and, accordingly, each official, worker and director for the losses incurred, in full extent, including those connected with any requirements, taxes, losses, responsibility, damage proved by documents confirming expenses and costs, (including the Price insofar it was paid), including those connected with any requirements, taxes, losses, responsibility, damage proved by documents confirming expenses and costs, including payment of fees and expenses of the lawyers, suffered as a result of infringement by the Buyer of clause 5.1, or any infringement of the present Contract or cancellation of the present Contract according to clause 6.1.

8. CONFIDENTIAL INFORMATION

8.1 The Buyer and RTDHC hereby agree:

8.1.1 to not use and to not open to any person any Confidential information available for them or acquired by them; and

8.1.2 to do the best in order to not allow use or discloser of Confidential information.

8.2 Clause 8.1 is not applied in the case:

8.2.1 disclosing of Confidential information to the directors appointed on the basis of the law by the manager or to RTDHC employees, to affiliated persons of RTDHC, of Closed Joint-Stock Company «Gamma Capital», of the Buyer or the Company for which the Confidential information is necessary for performance of the functions;

8.2.2 use or disclosure of the Confidential information according to requirements of the applicable legislation or rules of corresponding stock exchange;

8.2.3 disclosure of the Confidential information to the adviser providing consulting services for RTDHC or the Buyer, under condition of observance of terms and conditions of clauses 8.1 and 8.2 of the present Contracts; or

8.2.4 when the Confidential information becomes well-known for any other reason, but not as a result of infringement of clauses 8.1 and 8.2 by the Buyer or RTDHC.

9. INFORMATION IN MASS MEDIA

9.1 If clause 9.2 is not applied, no Party has the right to give any information in the mass-media, announcements or statements concerning the transactions mentioned in the present Contract, without preliminary approval in written form by the other Party which has no right to refuse such consent unreasonably or to detain it.

9.2 If information, announcements or statements are stipulated by the law, the Party, obliged to publish them, should, if it is possible, first consult the other Party and take into account its reasonable requirements.

10. EXPENSES AND TAXES

10.1 Each Party, at its own discretion, incurs expenditures, which can arise in connection with the Transaction, and also the expenses connected to carrying out of negotiations, preparation, signing and execution of the present Contract and all other documents mentioned in it by the Parties.

10.2 Each Party performs the duties of the tax bearer or the payer of charges in connection with the conclusion and execution of the present Contract at its own discretion according

10.3 The Vendor himself pays all registration fees, connected to Stockholders Ledger entry, which certifies the transfer of Shares into the Buyer's property.

11. ADDITIONAL ASSURANCES

Each Party of the present Contract should carry out all necessary or desirable actions and measures with the purpose of execution of the duties under the present Contract for own account.

12. CONDITIONS OF EFFECTIVENESS AND EXPIRY OF THE CONTRACT

12.1 The present Contract enters into force at the moment of signing by the authorized representatives of the Parties. Taking into account the Buyer's intention to acquire shares of the Company, the obligation of the Parties concerning sale and purchase of the Shares, stipulated by Articles 2, 3 and 4 of the present Contract, inure under condition of observance of all and each single of the below-mentioned conditions when the last of the below-mentioned conditions will become effective:

12.1.1 reception of preliminary consent of the MAP for purchase of Shares by the Buyer, not later than 60 (sixty) days from the moment of signing the present Contract;

12.1.2 reception of the conclusion of the independent appraiser on the price of Shares by the Buyer, not later than 60 (sixty) days from the moment of signing the present Contract;

12.1.3 The board of Directors and the general meeting of stockholders of the Buyer have approved the Transaction, and the Buyer has given the copies of corresponding decisions to RTDHC; and

12.1.4 The Board of Directors (or the general meeting of shareholders) of RTDHC has approved the Transaction, and RTDHC has given a copy of the corresponding decision to the Buyer.

13. CONCESSION

No Party has the right to concede or transfer, and also to try to concede or transfer the rights and duties under the present Contract without a preliminary written consent of other Party.

14. NOTICES

14.1 Any notice or other notification under the present Contract or in connection with it should be accomplished in written form and handed over personally, or be sent by

of the Party which should receive the notice or the message to the address specified in present clause 14.1, or to other address specified by the Party in the written notice to the other Party:

For RTDHC :

RTDHC
The Russian Federation, 119048
Moscow
Usachyov street,33/2, suite 3
To: г-ну to Mr. Husainov T.M.
Fax: +7 (095) 246-4434

For VolgaTelecom:

OJSC " VolgaTelecom "
The Russian Federation,
603000, Nizhniy Novgorod,
Gorky square, Post House
To: Lyulin V.F.
Fax: +7 (8312) 33-20-47

15. EXEMPTION OF LIABILITY

15.1 If any of the Parties cannot execute the obligations under the present Contract due to any event not dependent on the Party which could not be provided for by the date of conclusion of the present Contract which comprises, besides other circumstances, (i) a change of the corresponding legislation and-or (ii) introduction of a moratorium by the corresponding government, the term of execution of its obligations under the present Contract is prolonged by this Party for the period of action of the relevant event or circumstance;

15.2 The Parties have no right to refer to circumstances or events specified in clause 15.1 if one Party does not notify the other Party about such circumstances or events within 5 (five) Working days from the date of their existence. In the notice referring to any changes of the corresponding legislation and-or to introduction of a moratorium by the corresponding government, the long title and official details (particulars) of the corresponding normative legal act of the appropriate state body, and also the source of official publication of the act should be specified; however, if this act has not been approved or published, the specified notice should include an attached circular from the authorized body.

15.3 If the above-stated circumstances or events continue more than 1 (one) month each of the Parties has the right to terminate the present Contract, by submitting a notice in written form to the other Party at least 15 (fifteen) calendar days before. In case of cancellation or invalidation of the present Contract, the Parties are obliged to make immediately all

In particular, each of the Parties is obliged to restitute all property received from it to the other Party under the present Contract.

16. **APPLICABLE LAW AND RESOLUTION OF DISPUTES**

16.1 The present Contract is regulated and interpreted according to the Russian legislation.

16.2 The Parties should aspire to resolve all disputes arising from the present Contract or in connection with it by means of negotiations.

16.3 All disputes, disagreements or requirements arising from the present Contract or in connection with it, including those concerning its execution, infringements, termination or invalidity, not settled by the Parties within 30 (thirty) days from the date of beginning of the corresponding negotiations, are subject to the sanction of Moscow Arbitration Court.

17. **OTHER REGULATIONS**

17.1 The present Contract replaces all previous agreements between the Parties, their correspondence and verbal arrangements concerning the subject of the present Contract. In case of contradictions between the present Contract and such agreements, correspondence or arrangements, it is necessary to be guided by regulations of the present Contract.

17.2 Amendments to the present Contract will not be valid if they are not accomplished in writing and are not signed properly by the authorized representatives of the Parties.

17.3 Non-execution or delay in execution of any right or means of legal protection, stipulated by the present Contract, is not a refusal of such a right or means of legal protection or refusal of any other rights or means of legal protection. No individual or partial realization of any right or means of a legal protection stipulated by the present Contract, interferes with a further realization of the right or means of legal protection or realization of any other right or means of legal protection.

17.4 If any of the regulations of the present Contract is acknowledged nullified or completely illegal or partly illegal, such invalidity or illegality will not influence the validity of the other regulations of the present Contract.

17.5 Realization of all actions stipulated by the present Contract in the terms established by it by each Party is an essential condition of the present Contract.

[PAGE WITH SIGNATURES FOLLOWS]

CONFIRMING THIS STATEMENT, the Parties have signed the present Contract in 2 (two) original copies having equal validity, one for each of the Parties.

On behalf of «Russian Telecommunications Development Holding Corporation»	**On behalf of OJSC "VolgaTelecom"**
______________________	______________________
Husainov T.M. Chairman of Board of Directors	Lyulin V.F. General Director
_______ 2002	_________2002
Seal	Seal


ВОЛГА ТЕЛЕКОМ


HCC

CJSC "Nizhniy Novgorod Cellular Communication "

Estimation of cost of 50 % of shares

ЛВ ФИНАНС

LV FINANCE

December 2002

Restriction of responsibility of the adviser

- The present analysis is made on the basis of actual information on operational and financial activity of the Company received from the management of CJSC "Nizhniy Novgorod Cellular Communication" (further the Company or NCC).

- LV FINANCE as financial adviser of OJSC "VolgaTelecom" in connection with the prospective Transaction, is not responsible for any incorrectness, inapplicability or invalidity of conclusions or statements contained in this presentation. LV FINANCE also cannot be responsible for completeness and credibility of the data contained in the presentation .

- The present analysis is prepared for and distributed exclusively among stockholders of OJSC "VolgaTelecom" in connection with the prospective Transaction. The present analysis cannot be used for any other purposes or form the basis for any conclusions and statements which have been not connected to the Transaction. This presentation cannot be transferred for examination and-or use to any third party, and equally to be a source of information and-or object of references and citing without preliminary written consent of LV FINANCE.

Contents

Resume

- LV Finance has been invited in order to carry out an independent evaluation of 50% of share holdings of Joint-Stock Company "Nizhniy Novgorod Cellular Communication" the possibility of acquisition of which is examined by OJSC "VolgaTelecom" at the present moment.

- Acquisition of the remaining 50 % of shares in CJSC "Nizhniy Novgorod Cellular Communication" by OJSC "VolgaTelecom" opens the following possibilities :

  - Complete strategic and operational control of the Company
  - 100%-consolidation of highly profitable assets

- we have applied three standard methods for valuation of the Company :

  - Discounted cash flow (DSF) method
  - Analysis of comparable public sale companies
  - Analysis of transactions on acquisition of comparable companies

- On the basis of the analysis, we came to conclusion, that the fair price of 50 % of shares of CJSC "Nizhniy Novgorod Cellular Communication" is in a range from 25 to 29 million US dollars

Contents

ΛB ФИНАНС

Expediency of transaction

- According to forecasts of analysts, the rapid growth (first of all in regions) will continue in the nearest years in branch of cellular communication
- The Nizhniy Novgorod Region is one of the leading regions of Russia as for the level of economic development and potential of further growth
- CJSC "Nizhniy Novgorod Cellular communication" is the leader of the market of cellular communication in the region, showing outstripping rates of growth and steady financial parameters
- Acquisition of the remaining 50 % of shares in CJSC "Nizhniy Novgorod Cellular Communication" by OJSC "VolgaTelecom" opens the following possibilities :
  - Complete strategic and operational control of the Company
  - 100 % consolidation of highly profitable assets

Contents

Evaluation Methods

- We used discounted cash flow (DSF) methods for the valuation, comparisons with the comparable public sale companies and comparisons with transactions for acquisition of the comparable companies

- We attach the greatest significance to a valuation received as a result of application of discounted cash flow (DSF) method as we consider this method the most reliable, as it allows to avoid incorrect comparisons and assumptions

- For valuation we used forecasts of managers of the Company, materials concerning development of the regional markets of the cellular communications prepared by analytical departments of Brunswick UBS Warburg, JP Morgan, ING Capital Markets, ACM Consulting, we were guided also by our own extensive experiences of consultation of the Russian telecommunication companies

Discounted cash flow (DSF) method

- We have constructed a financial model of development of CJSC "Nizhniy Novgorod Cellular Communication" for 5 years to follow, starting from 2003 and proceeding from the assumption that the transaction will be closed at the beginning of 2003

- Results of 2002 were predicted on the basis of the budget for the current year, given by the Company's management. Parameters of development of NCC from 2003 to 2007 were predicted on the basis of the public materials prepared by analytical departments of Brunswick UBS Warburg, JP Morgan, ING Capital Markets, ACM Consulting, and also of the information supplied by the Company's management (the development budget for the predicted period)

- Also, we have carried out the analysis of sensitivity of results as to the valuation in relation to changes in the discounting rate and growth rate in order to test the model and to be convinced of reliability of the supposed range of valuation

Discounted cash flow (DSF) method (continuation)

- When prepering the forecast of development of the Company, we used the most conservative assumptions, proceeding from a high level of competition on the part of operators of "the big three" which are all present in the region, namely :
  - Market share of NCC is decreasing from 54 % in 2002 to 29 % in 2007 with reduction of the general share of connections from 42 % to 15 % during the same period
  - The total of minutes (MoU) per month decreases for 1 active subscriber from 78 minutes in 2002 to 67 minutes in 2007 (CAGR, -3%)
  - Tariffs for using cellular communication also decrease at a rate of 7 % annually till 2007
  - The average revenue (ARPU) decrease for 1 subscriber from $18 in 2002 to $11 in 2007 (CAGR, -9%)
  - EBITDA decreases from 51 % in 2002 to 40 % in 2007
  - Direct costs, expenses for network maintenance and operational expenses increase during the predicted period on the average annually (CAGR) at the rate of 8 %, 13 % and 12 % accordingly
  - The range of the rate of discounting of 18-20 % and rate of growth is applied to the analysis of sensitivity of the post-forecast period from -1 % to +1 %

forecast of free money flow

		2002Б	2003П	2004П	2005П	2006П	2007П
ка	Revenue	$25 773	$28 645	$31 403	$32 860	$33 755	$34 061
оста	*% of growth*		*11.1%*	*9.6%*	*4.6%*	*2.7%*	*0.9%*
А		$13 192	$13 425	$13 721	$13 950	$14 099	$13 917
выручке	*% of revenue*	*51.2%*	*46.9%*	*43.7%*	*42.5%*	*41.8%*	*40.9%*
		$9 801	$8 804	$8 453	$8 188	$8 046	$7 175
выручке	*% of revenue*	*38.0%*	*30.7%*	*26.9%*	*24.9%*	*23.8%*	*21.1%*
(1-T)	24%	($2 352)	($2 113)	($2 029)	($1 965)	($1 931)	($1 722)
орма: приведенный денежный доход	**Proforma: discounted money revernue**	**$7 449**	**$6 691**	**$6 424**	**$6 223**	**$6 115**	**$5 453**
изация	Depeciation	$3 392	$4 621	$5 269	$5 762	$6 053	$6 743
выручке	*% of revenue*	*13.2%*	*16.1%*	*16.8%*	*17.5%*	*17.9%*	*19.8%*
ционный денежный поток	**Operation money flow**	**$10 840**	**$11 312**	**$11 693**	**$11 985**	**$12 168**	**$12 195**
оста	***% ofgrowth***		***4.4%***	***3.4%***	***2.5%***	***1.5%***	***0.2%***
льные вложения	Capital investment	($11 995)	($4 210)	($4 525)	($1 885)	($1 648)	($1 368)
выручке	*% of Revenue*	*47%*	*14.7%*	*14.4%*	*5.7%*	*4.9%*	*4.0%*
ения оборотного капитала	Current assets change	$578	$310	$287	$141	$85	$64
й денежный поток	Net money flow	**($576)**	**$7 412**	**$7 455**	**$10 241**	**$10 605**	**$10 892**
оста	*% of growth*			***0.6%***	***37.4%***	***3.6%***	***2.7%***

te 1: all data, except for relative values, are quoted in thousand US dollars

Analysis of received result sensitivity

Value of 100 % of the stockholders' equity

Discount rate Ставка дисконтирования	Growth rate in post-forecast period Темп роста в постпрогнозный период				
	-1.0%	-0.5%	**0.0%**	0.5%	**1.0%**
18.0%	$54 191	$54 990	$55 833	$56 725	**$57 669**
18.5%	$52 742	$53 487	$54 273	$55 102	$55 979
19.0%	$51 368	$52 064	**$52 797**	$53 570	$54 385
19.5%	$50 063	$50 714	$51 399	$52 120	$52 880
20.0%	**$48 822**	$49 432	$50 073	$50 746	$51 455

te 1: all data, except for relative values, are quoted in thousand US dollars

ΛB ФИНАНС

Method of comparison with comparable companies

- When using this method, it is necessary to make a lot of assumptionsin order to make an estimated interval. In particular, the following parameters of the estimated and comparable companies are accepted as similar :
  - Similar market situation and prospects of growth
  - Structure of the capital and availability of financing
  - Diversification of revenues in regions and business lines
  - Structure of expenses and profitability
- One of the critical factors influencing credibility of results of the comparative analysis is the size of the estimated company in relation to comparable companies
- The best analogs for the comparative analysis are MTS and Vympelcom with estimated characteristics closer in comparison with those of the foreign companies as national risks connected to investment in share capital of the Company are essentially higher than general branch risks

Valuation by comparison with comparable companies

pany ания	Company's value US$ mln Стоимость компании, $млн	Share equity value Стоимость акционерного капитала, $млн	EBITDA / Выручка 2002Б EBITDA/revenues	Net profit/revenue Чистая прибыль / Выручка 2002Б	Company price/subscribers Стоимость компании / Количество абонентов			Company price/revenues Стоимость компании / Выручка			Company price/EBITDA Стоимость компании / EBITDA		
					2001	2002Б	2003П	2001	2002Б	2003П	2001	2002Б	2003П
MTS льные Телесистемы	$4 020	$3 738	50%	17%	*1519x*	*622x*	*459x*	*4.5x*	*2.8x*	*1.9x*	*9.1x*	*5.7x*	*3.9x*
ıелком Vympelcom	$2 188	$1 823	42%	16%	*1037x*	*430x*	*287x*	*5.2x*	*2.7x*	*2.0x*	*14.8x*	*6.4x*	*5.1x*
			Average value Среднее значение		**1278x**	**526x**	**373x**	**4.8x**	**2.8x**	**1.9x**	**12.0x**	**6.0x**	**4.5x**
NCC **егородская Сотовая Связь**			**51%**	**29%**		**$76.3**	**$66.9**		**$71.5**	**$54.9**		**$79.7**	**$63.4**

CJSC "Nizhniy Novgorod Cellular Communication" - price of the company

	Price of the Company / Subscribers	Price of the Company / Revenue	Price of the Company / EBITDA
Price of the company (average for 2002 & 2003)	$71.6	$63.2	$71.5
Discount for the size and illiquidity taking into consideration premiums for the control		-15%	

	Min		Max
Price of 100% of equity	$52.7	-	$59.9
Price of 50% of equity	**$26.4**	-	**$29.9**

f the stockholders' equity of the companies Mobile Telesystems and Vympelcom is quoted as of 9.12.2002
a concerning the price of the companies or their stockholders' equities, are quoted in terms of millions US dollars

Method of comparison of comparable transactions

- When using this method, the multipliers on the basis of which sales of share holdings of similar companies were made, are applied to parameters of the estimated company
- It is a key fact, that such valuation already takes into account the premium for the control, paid by the buyer (discount for absence of the control - depending on the size of packages and features of contracts between stockholders)
- Critical influence on the applicability of results of this technique can be exercised by varying market conditions, and also by specific motivation of participants of the transaction, especially that of the seller

Valuation by comparison with comparable transactions

Date Дата	Buyer Покупатель	Target Цель	Company price Стоимость компании, $млн	Equity price Стоимость акционерного капитала, $млн	Company price/subscribers Стоимость компании / Количество абонентов	Company price/Revenue Стоимость компании / Выручка	Company price/EBITDA Стоимость компании / EBITDA
March Март 2002	MTS МТС	Kuban GSM Кубань GSM (51%)	$155.9	$140.0	*315x*	*3.1x*	*5.5x*
May Май 2002	MTS МТС	VM Vympelcom ВМ Телеком (100%)	$67.4	$41.0	*674x*	*5.1x*	*7.4x*
July Июль 2002	Vympelcom Вымпелком	Orensot Оренсот (78%)	$23.4	$18.0	*356x*	*3.2x*	*6.5x*
				Average value **Среднее значение**	***448x***	***3.8x***	***6.5x***
				Median value **Медиана**	***356x***	***3.2x***	***6.5x***

CJSC "N.Novgorod Cellular Communication" – Company price

ЗАО "Нижегородская Сотовая Связь" - стоимость компании

	Company price/Subscribers **Стоимость компании / Количество абонентов**	Company price/Revenue **Стоимость компании / Выручка**	Company price/EBITDA **Стоимость компании / EBITDA**
Company price (average value) Стоимость компании (среднее значение)	$65.0	$97.7	$85.6
Company price (median value) Стоимость компании (медиана)	$51.6	$82.6	$85.8

	Min		Max
100% Equity Share Price Стоимость 100% акционерного капитала	$50.4	-	$96.5
50% Equity Share Price Стоимость 50% акционерного капитала	**$25.2**	-	**$48.3**

ote 1: subscribers in comparable transactions is quoted as of date of the corresponding transaction

ote 2: all data concerning the price of the companies or their stockholders' equities are quoted in terms of millions US dollars

Contents

Comparison of results of various techniques

	Minimum		Maximum
Money flow discount method	$24.4	-	$28.8
Analysis of comparable public sale companies	$26.4	-	$29.9
Analysis of transactions on acquisition of comparable companies	$25.2	-	$48.3
Recommended range Of price of 50 % of shares	**$25**	-	**$29**

Note 1: the data, except for relative values , are quoted in terms of millions US dollars